

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

July 16, 2010

Mr. John B. Howard
Chief Financial Officer
AllianceBernstein Holding LP
1345 Avenue of the Americas
New York, NY 10105

Re: **AllianceBernstein Holding L.P.**
            AllianceBernstein L.P.
            Form 10-K for the year ended December 31, 2009
            File Nos. 1-9818 and 0-29961

Dear Mr. Howard:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Asst. Chief Accountant, at (202) 551-3691, Edward M. Kelly, Senior Counsel, at (202) 551-3728, Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant